Exhibit 99.13

Investment Banking Agreement

Cornet Capital Corp.
7225 Blenheim Street
Vancouver, B.C. V6N I 1S2

March 18, 2002

Oragen
12085 Research Drive
Alachua, Florida
32615

Attention: Mento Soponis

Dear Mr. Soponis:

Re: Oragen (the "Company")
Equity Financing Compensation

This letter agreement will confirm the terms on which Comet Capital or nominee (collectively the "Consultant") agrees to provide investment banking services to the Company, including to raise equity capital on behalf of the Company, in consideration for the compensation referred to below:

Equity Financing:	$1,000,000 Guaranteed $2,500,000 Best Efforts $3,500,000 Total

The Consultant will guarantee to raise a minimum of $1,000,000 (all currency references being to U.S. Dollars) and an additional $2,500,000 on a best efforts basis over the 18 month period ending September 30, 2003. The first $1,500,000 will be raised on an SB2 offering of the Company's common shares at the price set out below. The Consultant guarantees a minimum of $ 1,000,000 of this offering.

Approximate Date	Number of Shares (SB2 Offering)	Price per Share	Proceeds
Sept. 2002	1,500,000	$1.00	$1,500,000

Compensation:

In consideration for the Consultant's services, the Company agrees to allot and issue 800,000 common shares to the Consultant (in the name designated by Brian McAlister) at an issue price of $0.01 per share and to deposit such shares in escrow with the Company's attorney for release to the Consultant when a minimum of $1,000,000 is raised by the Consultant.

Capital Structure:	The capital structure of the Company will be as outlined in appendix A, unless a change is mutually agreed to by both the Company and the Consultant.
Loan Facility:	$500,000

The Consultant agrees to enter into a loan agreement of up to $500,000. The funds would be drawn down on an 'if needed' basis by the Company. The Consultant will be compensated an additional 200,000 shares of the Company on a pro-rata basis.

Costs:

The Company agrees to assume all offering costs, including the costs of preparation of offering documentation and preparation and filing of such documentation as may be required to be filed with regulatory authorities.

Provided that the terms above accurately summarize the terms of our agreement, would you confirm your agreement with the terms above by signing and returning to my attention a copy of this letter.

Yours truly,

/s/ Brian J. McAlister
Brian J. McAlister
Cornet Capital Corp.

ACKNOWLEDGED AND AGREED TO THIS _____ DAY OF MARCH, 2002.

ORAGEN

By: /s/ Mento Soponis
Mento Soponis

EXHIBIT A

STOCK TRANSFER POWER

FOR VALUE RECEIVED, Comet Capital Corp. hereby transfers to Oragenics, Inc., Eight Hundred Thousand (800,000) shares of Common Stock, with $.001 par value per share, of Oragenics, Inc., a Florida corporation, standing in its name on the books of said corporation represented by the following certificate:

Certificate No.	800,000 Shares

and does hereby irrevocably constitute and appoint ______________________________ as attorney-in-fact to cause the transfer of said stock on the books of said corporation with full power of substitution in the premises.

Dated: ________________________, 2002

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Name:
Title: